Exhibit 99.1

Ballard announces purchase order to supply 200 fuel cell engines to New Flyer

VANCOUVER, BC and WINNIPEG, MB, Nov. 4, 2024 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced a purchase order to supply 200 fuel cell engines to New Flyer, a subsidiary of NFI Group Inc. ("NFI"; TSX: NFI, OTC: NFYEF, TSX: NFI.DB; www.nfigroup.com), a leading independent bus and coach manufacturer and a leader in electric mass mobility solutions in North America and Europe.

The order of 200 fuel cell engines, representing a total of approximately 20 MW of power, is the second purchase order under the long-term supply agreement announced in January 2024, and double the first purchase order of 100 engines under this agreement. Delivery of the 200 engines is planned for 2025 and will power New Flyer's next generation Xcelsior CHARGE FC™ hydrogen fuel cell buses for deployment across the US, including California, Washington, Arizona, Nevada, and New York.

"We are thrilled to strengthen our partnership with Ballard and bring cutting-edge zero-emission fuel cell buses to the market," said David White, Executive Vice President, Supply Management, NFI. "As more transit operators transition to zero-emission fleets, they are increasingly adopting fuel cell technology to meet their goals. We are committed to supporting our customers through their journey to sustainability."

"We are very excited by the continued partnership with New Flyer and their growth in demand for fuel cell engines," said David Mucciacciaro, Ballard's Chief Commercial Officer. "This order demonstrates New Flyer's continued confidence in the performance of Ballard's fuel cell engines and the growing market interest in the value proposition of hydrogen fuel cell buses, including long range, rapid refueling times, performance in all weather conditions, and high availability."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product deliveries, customer deployments, and customer benefits and market adoption of our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Further Information: Ballard Power Systems: Sumit Kundu - Manager, Investor Relations & Finance +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 04-NOV-24